UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Lenox, Incorporated Retail Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2001 and 2000                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2001 and 2000                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2001                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2001                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Lenox, Incorporated Retail
    Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox, Incorporated Retail Savings and Investment Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 2, 2002

             Lenox, Incorporated Retail Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 8,486,232             --       $ 8,486,232    $10,521,253             --        $10,521,253
   Investment contract and
    money market portfolios             2,226,591             --         2,226,591      1,779,165             --          1,779,165
   Brown-Forman Corporation
    Class B common stock                   48,185             --            48,185         78,602             --             78,602
   Loans to participants                  255,711             --           255,711        233,097             --            233,097
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                       11,016,719             --        11,016,719     12,612,117             --         12,612,117
Employers' contributions receivable       285,743             --           285,743        307,467             --            307,467
Employees' contributions receivable        38,752             --            38,752         45,616             --             45,616
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $11,341,214             --       $11,341,214    $12,965,200             --        $12,965,200
                                      ===========    ==============    ===========    ===========    ==============     ===========

             Lenox, Incorporated Retail Savings and Investment Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $   389,437             --       $   389,437    $   380,549             --        $   380,549
      Employee                            486,192             --           486,192        538,409             --            538,409
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          875,629             --           875,629        918,958             --            918,958

   Interest income                        104,200             --           104,200        112,106             --            112,106
   Dividend income                         88,481             --            88,481        104,185             --            104,185
   Net transfers from other plans           --                --             --             3,381             --              3,381
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                   1,068,310             --         1,068,310      1,138,630             --          1,138,630
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants          1,203,537             --         1,203,537      1,695,006             --          1,695,006
   Net depreciation in fair value       1,485,504             --         1,485,504        776,934             --            776,934
   Net transfers to other plans             3,255             --             3,255          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                  2,692,296             --         2,692,296      2,471,940             --          2,471,940
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net decrease                           (1,623,986)            --        (1,623,986)    (1,333,310)            --         (1,333,310)

Net assets available for benefits:
   Beginning of year                   12,965,200             --        12,965,200     14,298,510             --         14,298,510
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $11,341,214             --       $11,341,214    $12,965,200             --        $12,965,200
                                      ===========    ==============    ===========    ===========    ==============     ===========

             Lenox, Incorporated Retail Savings and Investment Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Lenox, Incorporated Retail Savings and Investment
       Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all employees of Dansk International Designs Ltd.
          (a wholly-owned subsidiary of Lenox, Incorporated (the Company)), nonunion employees of Gorham, Inc., and retail employees of the Lenox Merchandising Stores Division who have completed one year of service and are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan after completion of one year of service. Effective January 1, 2002, an employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, currently $10,500. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          Effective January 1, 2002, non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 15% of their annual compensation.

          The Company's matching contribution is equal to 50% of the participant's elective deferral for the first 2% of annual compensation and an additional 25% of the remainder of the participant's elective deferral up to 10% of annual compensation, except for the Williamsport Warehouse employees who are matched up to 15%.

          The Company also makes a Company Retirement (CORE) contribution to each salaried employee and to Williamsport Warehouse employees, who are eligible to participate in the Plan, regardless of whether or not the employees contribute to the Plan, in an amount equal to 3% of the employees' eligible compensation during the year.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Company's matching contribution on a quarterly basis, (ii) plan earnings on a daily basis, and (iii) the CORE contribution on an annual basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $8,653 and $53,437 for 2001 and 2000, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. An employee becomes 100% vested in the CORE contribution after five years of service with the Company. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

          Participant's employed at Crouch and Fitzgerald (of the Lenox Merchandising Stores Division) on September 2, 1999, and whose employment terminated on or after September 2, 1999 as a direct result of the closing of Crouch and Fitzgerald, are fully vested.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Effective March 1, 2002, the participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

          In addition, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2001                              2000
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                   17,766     $   778,857            19,297     $ 1,097,248
          Fidelity Magellan Fund                 28,702       2,991,297            30,519       3,640,917
          Fidelity Equity-Income Fund            59,423       2,898,079            63,445       3,389,886
          Fidelity Growth Company                15,620         831,281            16,757       1,196,929
          Fidelity Asset Manager                 36,699         568,832            35,771         601,670
          Fidelity Retirement
           Money Market Portfolio             1,495,522       1,495,522         1,232,721       1,232,721
          Managed Income Portfolio              731,069         731,069           546,444         546,444
          Brown-Forman Corporation Class B
           Common Stock Fund                      4,651          48,185             7,139          78,602
          Other investments                      17,930         673,597            19,191         827,700
                                                             ----------                        ----------
                                                            $11,016,719                       $12,612,117
                                                             ==========                        ==========

       During 2001 and 2000, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2001                2000
                                         ----------          ----------
       Mutual funds                     $(1,480,204)        $  (787,352)
       Brown-Forman Corporation
        Class B common stock                 (5,300)             10,418
                                         ----------          ----------
                                        $(1,485,504)        $  (776,934)
                                         ==========          ==========


4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated May 20, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administration expenses of the third party recordkeeper and the administration fee for processing loans will be allocated to the participants' accounts.

             Lenox, Incorporated Retail Savings and Investment Plan
                            Plan #014 EIN #21-0498476
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2001


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   199,239
Janus Enterprise Fund           Mutual fund, variable rate and maturity         150,723
Janus Worldwide Fund            Mutual fund, variable rate and maturity         778,857
PIMCO Total Return Fund         Mutual fund, variable rate and maturity          24,835
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       2,991,297
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity       2,898,079
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         831,281
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         568,832
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                 1,495,522
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                              731,069
Spartan U.S. Equity Index
 Fund                           Mutual fund, variable rate and maturity          43,089
Brown-Forman Corporation*       Class B common stock fund                        48,185
Participant loans*              Loans, 8%-9.75% rates, variable maturity        255,711
                                                                            -----------
                                                                            $11,016,719
                                                                            ===========

*Party-in-interest to the Plan


             Lenox, Incorporated Retail Savings and Investment Plan
                            Plan #014 EIN #21-0498476
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox, Incorporated Retail Savings and Investment Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


LENOX, INCORPORATED RETAIL SAVINGS AND INVESTMENT PLAN

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 24, 2002

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 2, 2002 relating to the financial statements and supplemental schedules of the Lenox, Incorporated Retail Savings and Investment Plan as of and for the years ended December 31, 2001 and 2000 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 24, 2002